[Letterhead of PaeTec Corp.]

September 16, 2005

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-1 (File No. 333-124258) of PaeTec Corp.

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, PaeTec Corp., a Delaware corporation (the “Company”), hereby requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-124258), filed with the Securities and Exchange Commission (the “Commission”) on April 22, 2005. Due to unfavorable market conditions, the Company has determined that it would not be in the Company’s best interest to proceed with the offering at this time. The Company has not sold any securities by means of the preliminary prospectus that forms a part of the registration statement.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the registration statement as soon as possible. The Company also requests that all fees paid to the Commission in connection with the filing of the registration statement be credited to the Company’s account with the Commission for future use.

Should you have any questions, please do not hesitate to contact Charles E. Sieving or Richard J. Parrino of Hogan & Hartson L.L.P. at (202) 637-5600.

Very truly yours,

PAETEC CORP.

By:	/s/ DANIEL J. VENUTI
Executive Vice President, General Counsel and Secretary